As filed with the Securities and Exchange Commission on May 23, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EXCELSIOR LASALLE PROPERTY FUND, INC.
(Name of Subject Company (issuer))
EXCELSIOR LASALLE PROPERTY FUND, INC. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Henry I. Feuerstein
Chief Executive Officer
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT 06905
(203) 352-4400
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

Michael L. Zuppone, Esq.
Keith D. Pisani, Esq.
Paul, Hastings, Janofsky & Walker, LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$15,000,000	$589.50

*	Calculated as the maximum aggregate purchase price for shares of Class A Common Stock.
**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of cash offered by the Company.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:                      ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Excelsior LaSalle Property Fund, Inc., a Maryland corporation (the “Fund”), to purchase up to $15 million (or 123,376 shares) of its Class A common stock, $0.01 par value per share (“Shares” or “Common Stock”), at $121.58 per Share, which equals the per Share net asset value of the Fund as of March 31, 2008. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated May 23, 2008, attached hereto as Exhibit (a)(1)(B) (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), attached hereto as Exhibit (a)(1)(C), which, together with any amendments or supplements to either, collectively constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934.

Item 1.     Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.     Subject Company Information.

(a)           The name of the issuer is Excelsior LaSalle Property Fund, Inc. and the address and telephone number of its principal executive offices are 225 High Ridge Road, Stamford, CT 06905, (203) 352-4400.

(b)           The title of the subject class of securities is the Fund’s Class A common stock, $0.01 par value per share. As of the close of business on May 19, 2008, there were 3,722,620 Shares issued and outstanding.

(c)           There is no established trading market for the Shares.

Item 3.     Identity and Background of Filing Person.

(a)           The Fund is also the filing person. The Fund’s address and telephone number are set forth in Item 2(a) above.  The information set forth in the Offer to Purchase under “15. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4.     Terms of the Transaction.

(a)           The information set forth in the Offer to Purchase under “Summary Term Sheet,” “1. Price; Number of Shares; Expiration Date,” “2. Procedures for Tendering Shares,” “3. Amount of Tenders,” “4. Withdrawal Rights,” “5. Repurchase and Payment,” “6. Conditions of the Offer,” “8. Certain Effects of the Offer,” “9. Source and Amount of Funds,” “13. Certain Federal Income Tax Consequences,” and “14. Extension of Tender Period; Termination; Amendments” is incorporated herein by reference.

(b)           The information set forth in the Offer to Purchase under “15. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.     Past Contracts, Transactions, Negotiations and Agreements.

(a)           The information set forth in the Offer to Purchase under “7. Purpose of the Offer” and “15. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.     Purposes of the Transaction and Plans or Proposals.

(a), (b)  The information set forth in the Offer to Purchase under “7. Purpose of the Offer” and “8. Certain Effects of the Offer” is incorporated herein by reference.

(c)           Not applicable.

Item 7.     Source and Amount of Funds or Other Consideration.

(a)           The information set forth in the Offer to Purchase under “9. Source and Amount of Funds” is incorporated herein by reference.

(b)           The information set forth in the Offer to Purchase under “6. Conditions of the Offer” is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.

(c)           Not applicable.

Item 8.     Interest in Securities of the Subject Company.

(a), (b)  The information set forth in the Offer to Purchase under “11. Certain Information About the Fund” and “15. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.     Persons/Assets Retained, Employed, Compensated or Used.

(a)           The information set forth in the Offer to Purchase under “16. Miscellaneous” is incorporated herein by reference.

Item 10.           Financial Statements.

(a)           The information set forth in the Offer to Purchase under “10. Financial Information” and “12. Additional Information” is incorporated herein by reference.

(b)           The Fund’s assets will be reduced by the number of tendered Shares that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not believe that pro forma financial information is material to investors.

Item 11.           Additional Information.

(a)(1)  None.
(a)(2)  None.
(a)(3)  Not applicable.
(a)(4)  Not applicable.
(a)(5)  None.
(b)      None.

Item 12.           Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal.

(a)(1)(B)*	The Offer to Purchase, dated May 23, 2008.

(a)(1)(C)*	Form of Letter of Transmittal.

(a)(1)(D)*	Form of Notice of Withdrawal.

(a)(1)(E)*	Form of Letter from the Fund to Stockholders in connection with the Fund’s acceptance of tenders of Common Stock.

(a)(2)	The Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 7, 2008 (incorporated herein by reference).

(a)(3)	The Fund’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the SEC on May 8, 2008 (incorporated herein by reference).

(b)(1)
Amended and Restated Credit Agreement, dated as of February 21, 2007, by and among the Fund, the lenders party thereto and PNC Bank National Association (incorporated by reference to Exhibit 10.1 to the Fund’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008).

(b)(2)
Lender Joinder and Assumption Agreement, dated as of July 27, 2007, by and among Bank of America, N.A., PNC Bank, National Association and the Fund (incorporated by reference to Exhibit 10.2 to the Fund’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008).

________________
* Filed herewith.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

By:	/s/ Henry I. Feuerstein

Name:	Henry I. Feuerstein
Title:	Chief Executive Officer

Date: May 23, 2008

Exhibit Index

Exhibit Number	Description

(a)(1)(A)*	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal.

(a)(1)(B)*	The Offer to Purchase, dated May 23, 2008.

(a)(1)(C)*	Form of Letter of Transmittal.

(a)(1)(D)*	Form of Notice of Withdrawal.

(a)(1)(E)*	Form of Letter from the Fund to Stockholders in connection with the Fund’s acceptance of tenders of Common Stock.

(a)(2)	The Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 7, 2008 (incorporated herein by reference).

(a)(3)	The Fund’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the SEC on May 8, 2008 (incorporated herein by reference).

(b)(1)
Amended and Restated Credit Agreement, dated as of February 21, 2007, by and among the Fund, the lenders party thereto and PNC Bank National Association (incorporated by reference to Exhibit 10.1 to the Fund’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008).

(b)(2)
Lender Joinder and Assumption Agreement, dated as of July 27, 2007, by and among Bank of America, N.A., PNC Bank, National Association and the Fund (incorporated by reference to Exhibit 10.2 to the Fund’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008).

________________
* Filed herewith.